COMMISSIONERS
SUSAN BITTER SMITH — Chairman
BOB STUMP
BOB BURNS
DOUG LITTLE
TOM FORESE

JODI JERICH
Executive Director

PATRICIA L. BARFIELD
Director
Corporations Division



ARIZONA CORPORATION COMMISSION

July 2, 2015

INCFILE.COM
134 VINTAGE PARK BLVD
STE A-50
HOUSTON, TX   77070

RE: ECO-WASTE POWER INC.
File Number: 20161862

We are pleased to notify you that the Articles of Incorporation for the above-referenced entity HAVE BEEN APPROVED.

You must publish the Articles of Incorporation in their entirety. The publication must be in a newspaper of general circulation in the county of the known place of business in Arizona for three consecutive publications. A list of newspapers is available on the Commission website, http://www.azcc.gov/Divisions/Corporations /Newspaper-list-for-publishing.pdf.

Publication must be completed WITHIN 60 DAYS after July 2, 2015, which is the date the document was approved for filing by the Commission. The corporation may be subject to administrative dissolution if it fails to publish. You will receive an Affidavit of Publication from the newspaper, and you may file it with the Commission.

Corporations are required to file an Annual Report with the Commission. Your Annual Report is due on 06/29/2016, and on the anniversary of that date each subsequent year. It is your responsibility to file the corporation's Annual Report by the deadline each year. You can file it electronically through our website at http://ecorp.azcc.gov, or you can complete the form online, print it, and mail it in, or you can call the Annual Reports section at 602-542-3285.

TO SUBSCRIBE TO THE ANNUAL REPORT EMAIL REMINDER SERVICE, GO ONLINE TO http://ecorp.azcc.gov. USE THE SERVICE FEATURE AND SELECT "SUBSCRIBE TO EMAIL REMINDER TO FILE ANNUAL REPORT." YOU CAN ALSO SUBSCRIBE USING THE SEARCH FEATURE TO FIND YOUR CORPORATION'S RECORD, THEN CLICK ON THE BUTTON FOR "ANNUAL REPORT EMAIL REMINDERS." IF YOU CHOOSE NOT TO SUBSCRIBE, YOU WILL NOT RECEIVE ANY REMINDER AT ALL FROM THE COMMISSION.

Corporations must notify the Commission immediately, in writing, if they change their corporate address, statutory agent, or statutory agent address. Address change orders must be signed by a duly authorized corporate officer. A forwarding order placed with the U.S. Postal Service is not sufficient to change your address with the Commission.

We strongly recommend you periodically monitor your corporation's record with the Commission, which can be viewed at http://ecorp.azcc.gov. If you have questions or need further information please contact us at (602) 542-3026 in Phoenix, or Toll Free (Arizona residents only) at 1-800-345-5819.

2

FILED



JUN 2 9 2015

STATE *of* ARIZONA
ARTICLES *of* INCORPORATION
A FOR-PROFIT CORPORATION



ARTICLE I.

The type of entity being formed is a For-Profit (Business) Corporation.

ARTICLE II.

The name of this corporation is ECO-WASTE POWER INC.

ARTICLE III.

The corporation initially intends to conduct the business of independent power producer.

ARTICLE IV.

This corporation is authorized to issue only one class of shares of stock, which shall be common stock, and the total number of shares which this corporation is authorized to issue is 1,500 at $0.01 par value.

ARTICLE V.

The street address of the known place of business of the corporation in Arizona is 625 W Southern Ave Suite E, Mesa, AZ 85210, in the County of Maricopa.

ARTICLE VI.

The corporation shall indemnify its directors, officers, employees, and agents to the fullest extent provided by the laws of the State of Arizona now or hereafter in force, including the advance of expenses under the procedures provided by such laws.

ARTICLE VII.

The name and street address of the statutory agent for service of process in Arizona is LEGALINC CORPORATE SERVICES INC at 11811 N. Tatum Blvd, Suite 3031. Phoenix, AZ 85028.

ARTICLE VIII.

The name and address of the incorporator executing these articles is Marsha Siha, at 134 Vintage Park Blvd, Suite A50, Houston, TX 77070.

ARTICLE IX.

The names and addresses of the directors for the corporation who shall act until the first meeting or until their successors are duly chosen and qualified are:

Carlos Vidal
9735 Tapestry Dr
Gilroy, CA 95020

These articles will be effective upon filing.

Dated: June 22nd, 2015

Marsha Siha
Marsha Siha, Incorporator

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

CERTIFICATE OF DISCLOSURE

Read the Instructions C003I

1. **ENTITY NAME** – give the exact name of the corporation in Arizona:

   ECO-WASTE POWER INC

2. **A.C.C. FILE NUMBER** (if already incorporated or registered in AZ): ______________

   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **Check only one of the following to indicate the type of Certificate:**

   ☑ Initial (accompanies formation or registration documents)

   ☐ Annual (credit unions and loan companies only)

   ☐ Supplemental to COD filed ______________ (supplements a previously-filed Certificate of Disclosure)

4. FELONY/JUDGMENT QUESTIONS : Has any person (a) who is currently an officer, director, trustee, or incorporator, or (b) who controls or holds over ten per cent of the issued and outstanding common shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation been:			
4.1	Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the seven year period immediately preceding the signing of this certificate?	☐ Yes	☑ No
4.2	Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses or restraint of trade or monopoly in any state or federal jurisdiction within the seven-year period immediately preceding the signing of this certificate?	☐ Yes	☑ No
4.3	Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the seven-year period immediately preceding the signing of this certificate, involving any of the following: a. The violation of fraud or registration provisions of the securities laws of that jurisdiction; b. The violation of the consumer fraud laws of that jurisdiction; c. The violation of the antitrust or restraint of trade laws of that jurisdiction?	☐ Yes	☑ No
4.4	If any of the answers to numbers 4.1, 4.2, or 4.3 are **YES**, you **MUST** complete and attach a Certificate of Disclosure Felony/Judgment Attachment form C004.		

5. BANKRUPTCY QUESTION:

5.1	Has any person (a) who is currently an officer, director, trustee, incorporator, or (b) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation, served in any such capacity or held a twenty per cent interest in any other corporation (not the one filing this Certificate) on the bankruptcy or receivership of the other corporation?	☐ Yes	☑ No
5.2	If the answer to number 5.1 is **YES**, you **MUST** complete and attach a Certificate of Disclosure Bankruptcy Attachment form C005.		

IMPORTANT: If within 60 days of the delivery of this Certificate to the A.C.C. any person not included in this Certificate becomes an officer, director, trustee or person controlling or holding over ten per cent of the issued and outstanding shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation, the corporation must submit a SUPPLEMENTAL Certificate providing information about that person, signed by all incorporators or by a duly elected and authorized officer.

SIGNATURE REQUIREMENTS:

Initial Certificate of Disclosure:	This Certificate must be signed by all incorporators. If more space is needed, complete and attach an Incorporator Attachment form C084.
Foreign corporations:	This Certificate may be signed by a duly authorized officer or by the Chairman of the Board of Directors.
Credit Unions and Loan Companies:	This Certificate must be signed by any 2 officers or directors.

MARSHA SIHA
Name

134 VINTAGE PARK BLVD #A50
Address 1

Address 2

HOUSTON   TX   77070
City   _State_   _Zip_
Country   UNITED STATES

SIGNATURE - *see Instructions C003l:*

By typing or entering my name and checking the box marked "I accept" below, I intend to affix my electronic signature and (or through my physical signature appearing below) I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☑ I ACCEPT

Marsha Siha
Signature

MARSHA SIHA   06/22/2015
Printed Name   _Date_

REQUIRED – check only one:

☑ **Incorporator** - I am an incorporator of the corporation submitting this Certificate.
☐ **Officer** - I am an officer of the corporation submitting this Certificate
☐ **Chairman of the Board of Directors** - I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
☐ **Director** - I am a Director of the credit union or loan company submitting this Certificate.

Name

Address 1

Address 2

City   _State_   _Zip_
Country

SIGNATURE - *see Instructions C003l:*

By typing or entering my name and checking the box marked "I accept" below, I intend to affix my electronic signature and (or through my physical signature appearing below) I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

Signature

Printed Name   _Date_

REQUIRED – check only one:

☐ **Incorporator** - I am an incorporator of the corporation submitting this Certificate.
☐ **Officer** - I am an officer of the corporation submitting this Certificate
☐ **Chairman of the Board of Directors** - I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
☐ **Director** - I am a Director of the credit union or loan company submitting this Certificate.

Filing Fee: None All fees are nonrefundable - see Instructions.	**Mail:** Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 **Fax:** 602-542-4100

Please be advised that A.C.C. forms reflect only the minimum provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are public record and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

STATUTORY AGENT ACCEPTANCE

Please read Instructions M002I

1. **ENTITY NAME** – give the **exact** name in Arizona of the corporation or LLC that has appointed the Statutory Agent (this must match exactly the name as listed on the document appointing the statutory agent, e.g., Articles of Organization or Article of Incorporation):

   ECO-WASTE POWER INC

2. **A.C.C. FILE NUMBER** (if entity is already incorporated or registered in AZ): ______

   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **STATUTORY AGENT NAME** – give the exact name of the Statutory Agent appointed by the entity listed in number 1 above (this will be *either* an individual or an entity). *NOTE* - the name must match **exactly** the statutory agent name as listed in the document that appoints the statutory agent (e.g. Articles of Incorporation or Articles of Organization), including any middle initial or suffix:

   LEGALINC CORPORATE SERVICES INC

STATUTORY AGENT SIGNATURE:

By the signature appearing below, the individual or entity named in number 3 above accepts the appointment as statutory agent for the entity named in number 1 above, and acknowledges that the appointment is effective until the appointing entity replaces the statutory agent or the statutory agent resigns, whichever occurs first.

The person signing below declares and certifies *under penalty of perjury* that the information contained within this document together with any attachments is true and correct, and is submitted in compliance with Arizona law.

Marsha Dasch	MARSHA DASCH	06/22/2015
Signature	Printed Name	Date

REQUIRED – check only one:

☐ **Individual as statutory agent:** I am signing on behalf of myself as the individual	☑ **Entity as statutory agent:** I am signing on behalf of the entity named as statutory agent, and I am authorized to act for that entity.

Filing Fee: none (regular processing) Expedited processing – **(available only if this form is submitted by itself)** add $35.00 to filing fee. All fees are nonrefundable - see Instructions.	Mail: Fax:	Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 602-542-4100

Please be advised that A.C.C. forms reflect only the minimum provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are public record and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.